
FabuLingua
A unique (and super fun) storytelling method for language learning

Mark Begert · 3rd

CEO, Co-Founder at FabuLingua, Inc.

Austin, Texas, United States · Contact info

500+ connections

FabuLingua, Inc.

Harvard University

Experience

FabuLingua, Inc.
4 yrs 1 mo

CEO
Jan 2018 – Present · 3 yrs 9 mos
Austin, Texas Area

FabuLingua is a subscription-based language learning platform for kids (age 2-10) based on children's stories. We combine proprietary production tools, animation, and a unique and effective teaching method to create engaging mobile, interactive learning assets for kids. Via FabuLingua's unique marketplace model, we help publishers, writers, artists, and illustrators efficiently produce, publish and monetize their stories in multiple languages and mediums.

Co-Founder
Sep 2017 – Present · 4 yrs 1 mo
Austin, Texas Area

FabuLingua is a second language learning platform for early childhood based on interactive storytelling.

Meridian Solar, Inc.
10 yrs 3 mos

Board Member
Jun 2008 – Aug 2018 · 10 yrs 3 mos
Austin, Texas Area

Headquartered in Austin, Texas, Meridian Solar has designed and built more than 650 installations with an installed capacity of over 50 MW across thirteen states.

Executive Vice President, CFO
Jun 2008 – Dec 2016 · 8 yrs 7 mos
Austin, Texas Area

Mark lead Meridian Solar's shift from a residential solar installer to focus on project development and EPC services in the commercial, public and utility-scale market segments, raising approximately $5 million in growth equity in the process.

Principal
Long Branch Capital
May 2007 – Jun 2010 · 3 yrs 2 mos
Austin, Texas

investment strategy + finance and operational support of portfolio companies specializing in the clean energy economy - renewable generation, energy efficiency and customer acquisition

CFO and Director
Linktone
Apr 2001 – Aug 2008 · 7 yrs 5 mos
Shanghai, China

Mark served as Chief Financial Officer of Linktone Ltd., a start-up to publicly-traded wireless technology developer based in Shanghai, China successfully leading the company in its major business development partnerships, private financing activities, strategy decisions, major acquisitions and to its Nasdaq initial public offering in March 2004. Lead IPO listinç ...see more

Board Member
ChinaEdu Corp.
Jun 2005 – Dec 2007 · 2 yrs 7 mos
Beijing, China

Asked to assume Board seat allocated to venture investor Level Global to provide guidance and support in the preparation of ChinaEdu's IPO in 2007.

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Education

Harvard University
Bachelor of Arts (B.A.), Government and International Relations
1990 – 1994
Activities and Societies: Football - 4 years, Baseball - 2 years, CityStep

Highland Park HS - Dallas, TX
1986 – 1990

Volunteer experience

Board Of Directors
Amicus Solar Cooperative
Aug 2014 – Jan 2018 · 3 yrs 6 mos
Environment

Amicus was founded in the fall of 2011 to form an organization where independent businesses could support each other by sharing best practices and pooling their buying power. Amicus is a purchasing cooperative that is jointly owned and democratically managed by our member companies. We are 32 members, with 45 office locations in 23 states.

Member Board of Directors
Solar Austin
Aug 2013 – Present · 8 yrs 2 mos
Environment

Solar Austin's Mission is to accelerate the transition to clean renewable energy in Central Texas to build a healthy community and a strong local economy, and promote energy independence.